Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	Mr. Athan Dounis
Phone: 1-646-213-1916
Email: athan.dounis@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Announces Results of Annual Meeting of Shareholders

ZHENGZHOU, CHINA, December 8, 2010 – China Gerui Advanced Materials Group Limited (Nasdaq:CHOP - News) ("China Gerui" or the "Company"), a leading niche and high value-added steel processing company that utilizes advanced technology to produce specialty steel products in China, today announced the results of the Company's Annual Meeting of Shareholders (the "Annual Meeting"), which was held on December 8, 2010, in Zhengzhou, PRC.

At the Annual Meeting, the following proposals were approved:

1.
Elected Maotong Xu and J.P. Huang as Class I Directors to hold office for a term of three years and until their successors have been duly elected or until each such person shall resign, be removed or otherwise leave office, elected Mingwang Lu, Yi Lu and Yunlong Wang as Class II Directors to hold office for a term of two years and until their successors have been duly elected or until each such person shall resign, be removed or otherwise leave office, and elected Kwok Keung Wong and Harry Edelson as Class III Directors to hold office for a term of one year and until their successors have been duly elected or until each such person shall resign, be removed or otherwise leave office;

2.	Ratified the appointment of UHY Vocation HK CPA Limited (“UHY”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010; and

3.	Approved the China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan (the “2010 Plan”)

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited (formerly Golden Green Enterprises Limited) is a leading niche and high value-added steel processing company that utilizes advanced technology to produce specialty steel products in China. The Company produces high-end, high-precision, ultra-thin, high-strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products.  Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.  For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include, among others, statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward- looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

 All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2009 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov . We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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